

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2013

<u>Via E-mail</u>
Daniel W. Balsiger
President
MyEZsmokes, Inc.
11839 Sorrento Valley Road
Suite 39-C1
San Diego, CA 92121

> **Re: MyEZsmokes, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed January 23, 2013**
> **File No. 024-10336**

Dear Mr. Balsiger:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Item 1. Significant Parties, page 1

1.   We note your response to prior comment 2. You do not appear to have deleted the qualification in your response to Item 7(b) regarding your knowledge even though it appears that information to be provided in response to the item is available to you. Please advise or revise.

2.   Your supplemental response to prior comment 3 does not provide us the information requested in that comment. Therefore, please tell us what services Kodiak Capital Group will provide you and why you do not believe that they should be identified as an underwriter as we requested in prior comment 3.

Item 4. Jurisdictions in Which Securities Are to be Offered, page 3

3.   We note your response to prior comment 5. However, you continue to disclose on the cover page that your shares are being offered pursuant to Section 3(d). Please delete the disclosure on the cover page that your shares are being offered pursuant to Section 3(d) as we requested in prior comment 5.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 3

4.   We note your response to prior comment 6. However, it does not appear that you provided additional information as you mention in your response. Therefore, please revise to provide the information required by Item 5(c) of Part I as we requested in prior comment 6. In the revision, please state briefly the facts relied upon to make the exemption from registration available, even if you are relying on Section 4(2) of the Securities Act of 1933.

Item 6. Other Present or Proposed Offerings, page 5

5.   We note your response to prior comment 7. However, it does not appear that you provided additional information as you mention in your response. For example, you refer to the issuer in your statement in response to Item 7(a) which is different than the statement about the issuer *or to any person named in response to Item 1* requested in Item 7(a). As we requested in prior comment 7, please tell us why you believe it is appropriate to provide statements in response to Item 6 as well as to Items 7(a) and 9 that differ from the statements requested in those items.

Cover Page, page 7

6.   We note your response to prior comment 9. However, your supplemental response to prior comment 9 is not consistent with the disclosure that it appears you included on page 8 in response to that comment. For example, we note the references on page 8 to four trading days and "LEGAL CAN REFINE THIS." Therefore, please clarify the procedure by which you envision setting the price for the offered securities as we requested in prior comment 9.

Risk Factors, page 11

7.   Please include a risk factor to address the stock ownership of Mr. Balsiger as requested in the second sentence of that comment.

8.   We note your response to prior comment 12. However, you continue to disclose in this section that you believe your market research has come back "positive" and refer to "an

opportunity for the Company." Please revise this section to remove disclosure that minimizes the risk as requested in prior comment 12.

9.   We note your response to prior comment 14. However, it does not appear that you revised the disclosure in response to that comment. Therefore, please discuss the risks associated with the possibility that you may not sell all of the offered shares; including scaled down operations as well as potential investment loss. We note the disclosure you provided to answer the question in paragraph 12.

Business and Properties, page 13

10.   We note your response to prior comment 16. However, you continue to mention third party data in your filing. Please provide us with copies of the third party data, such as the data in the section entitled "Market Fundamentals." Please mark the materials so that they are keyed to the disclosure.

11.   Regarding your response to prior comment 17 about the benefits of electronic cigarettes, please revise the disclosure of the "additional benefits" that you outlined to indicate that they represent management's belief.

12.   We note your response to prior comment 17 of your claims of the market and position in the market. However, your revised disclosure indicates that the actual numbers "may not be materially accurate." Please revise.

13.   Please tell us with specificity where you responded to prior comment 18.

Company Profile, page 15

14.   Regarding your response to prior comment 19, we note that you deleted the disclosure that you are part of another company. Please note that deleting the disclosure does not clarify the relationship between the entities. Please tell us, with a view to disclosure, the name of the company and the nature of the relationship between you and that company. If that company is a parent company, please disclose any material terms of this relationship.

Initial Product Entries, page 16

15.   We note your response to prior comment 21. Please reconcile the disclosure in this section about an initial entry "that will retail for under $10.00" and the disclosure about an entry level kit that you "want to retail for under $25.00" and a system that "will retail for under $21.00" with your disclosure in the penultimate paragraph of this section that the products are fully developed and are currently being introduced.

16.   We note your response to prior comment 22. If you have not sold the products mentioned in the above comment, it is unclear that you have a reasonable basis upon which to project the retail prices. Please advise or revise.

17.   Regarding your response to prior comment 23, it appears that you did not include in this document any disclosure about three kits that you plan to market in the second quarter of 2013 that appeared on page 16 of your Form 1-A filed on December 5, 2012. Please tell us why you did not include the disclosure in this document. For example, did you terminate your plans to market the three kits?

MyEzsmokes Inc. Qualifications for Success, page 20

18.   We note your response to prior comment 24. Please continue to eliminate disclosure that appears to be marketing. For example, we note your disclosure in this section about competition at the "same level" and "keeping the door open for achieving shelf space."

Manufacturing/Distribution, page 23

19.   We note your response to prior comment 30. Please revise the reference to "proper initial funding" in your answer to question 4(b) to quantify the funding.

Officers and Key Personnel of the Company, page 34

20.   Regarding your response to prior comment 31, it appears that you only revised the disclosure concerning Mr. Klepper. Please revise the disclosure regarding the backgrounds of Messrs. Balsiger and Nelson to clearly indicate the name of employers, titles and dates of positions held during the past five years.

Financial Statements, page 40

46. Provide the financial statements required by Part F/S of this Offering Circular Section of Form 1-A, page 40

-Interim Unaudited Financial Statements, page 41

Notes to Consolidated Financial Statements, page 47

Note 2. Summary of Significant Accounting Policies, page 47

-Stock-based compensation for obtaining employee services, page 49

21.   We note your response to prior comment 34 and your revised disclosures here and on page 55. It appears from your revised disclosure that you are still aggregating your

accounting policies for equity instruments granted to employees and non-employees. Topic 505-50 of the FASB Accounting Standard Codification relates to accounting for equity instruments granted to non-employees. Topic 718 of the FASB Accounting Standards Codification relates to accounting for equity instruments granted to employees. As such, please revise your filing here and on page 55 to clearly disclose whether or not you have granted equity instruments (i.e. options, restricted stock, etc.) to employees and to non-employees. Please also revise your filing to clearly and separately disclose your accounting policy for equity instruments granted to both employees and non-employees.

Note 7. Common Stock, page 55

22.   We note your response to prior comments 33 and 35 and that you restated your financial statements to eliminate the $191,710 financing charge for the difference of the $.60 offering price and the fair value of your common stock. Please revise your filing to label your financial statements as "restated" and to provide the disclosures outlined in paragraphs 250-10-50-7 through 11 of the FASB Accounting Standards Codification.

23.   We note that you issued 418,000 shares of common stock between September 20-30, 2012. As part of this transaction, we note that you recognized $160,000 of prepaid expenses for 125,000 shares of common stock issued for consulting services at $1.28 per share, which you state is your market value. However, we separately note that you issued 293,000 shares of common stock for $.60 per share. Please explain to us in greater detail the terms of the shares issued for consulting services. Discuss how you determined the appropriate value to record for the shares issued for consulting services. Explain the reasons for the difference in valuation from the shares issued for consulting services ($1.28 per share) and the shares issued for cash ($.60 per share). Also discuss the terms of the consulting services, including the period over which the services will be performed.

     -Annual Financial Statements, page 56

Notes to Financial Statements, page 61

Note 1. Organization, page 61

24.   We note your response to prior comment 37 and revised disclosures here and on page 66. As previously requested, please revise your filing, including the up-front part of your document such as risk factors, nature of your business, etc., to describe the operations of Fashion Handbags, Inc. and how this subsidiary impacts your *entire* consolidated financial statements. In this regard, disclose what portion of your revenues for each period is attributable to your Fashion Handbags, Inc. operations and what portion is attributable to your e-cigarette business.

Note 2. Summary of Significant Accounting Policies, page 61

-Revenue Recognition, page 62

25.   We note your response to prior comment 38. As previously requested, please revise your disclosure here to explain the key terms of arrangements for your products or groups of similar products sold in *each* of your subsidiaries. Describe in more detail how you meet the criteria in SAB Topic 13 to recognize revenue related to these arrangements for each of your subsidiaries. Within your amended disclosure, please specifically explain at what point in the earnings process you recognize revenue for these arrangements.

26.   Further to the above, we note from your revised disclosure that you do not provide price incentives to your retailers. However, we note from page 68 that you refer to sale allowances. Please reconcile these disclosures.

27.   We note your response to prior comment 39 and your revised disclosure that you recognize revenue on a gross basis for the sale of your products. We continue to note your disclosure on page 16 that you are a branding, importing and wholesaler of consumer products. We further note from page 61 that your Fashion Handbags subsidiary is a wholesaler. As previously requested, please provide us with your detailed analysis related to how you considered the guidance in Topic 605-45-45-3 through 45-18 of the FASB Accounting Standards Codification to recognize revenue on a gross basis versus a net basis.

Note 5. Accounts Payable As Accrued Expenses, page 66

28.   We note your response to prior comment 36. Please revise your filing here to separately disclose the components of your outstanding accounts payable and accrued expenses as of December 31, 2011 and December 31, 2010, respectively. Please also revise your filing to clearly explain what you mean by "trade debt" that was incurred by your Fashion Handbags subsidiary.

Note 5. Notes Payable-Short Term/Long Term Debt, page 66

29.   We note your response to prior comment 43 and that you have included the $25,000 amount within your cash flows from financing activities as reduction of the loan. Please revise to remove the non-cash loan reduction from your cash flows from financing activities or otherwise explain to us why you believe it is appropriate to include a noncash item in your "cash flows from financing activities." Please also revise your filing to include this transaction in your disclosure of noncash investing and financing activities in the statement of cash flows. Refer to paragraph 230-10-50-3 of the FASB Accounting Standards Codification.

30.   Further to the above, we note from page 58 that you recognized $60,406 for the issuance of 24,000,000 shares of common stock related to a debt reduction within your statement of stockholder equity. Please tell us and revise your filing to clearly explain the details of the transaction including your related accounting for this transaction. Cite the accounting literature relied upon and how you applied it your situation.

Note 7. Income Taxes, page 67

31.   We note your response to prior comment 44 and that you revised your disclosures. However, it appears that you eliminated the entire disclosure within this note. As previously requested, please revise your filing to include the disclosures outlined in 740-10-50 of the FASB Accounting Standards Codification.

Note 9. Merger page 67

32.   We note your response to prior comment 45 and that you continue to disclose here and throughout the filing that you accounted for this transaction as a reverse merger "as if pooling." Please revise your filing to address the following comments:

- Please explain to us if Xero Mobile was a shell or an operating company prior to the acquisition that occurred on October 8, 2011.
- Please explain to us who owned each company (Xero Mobile, MyEzsmokes, Inc. and Fashion Handbags, Inc.) prior to the acquisition and if there were any relationships among these companies including the officers and directors prior to the acquisition.
- Please explain if you are accounting for this transaction as a reverse merger, recapitalization or a merger of entities under common control pursuant to Topic 805 of the FASB Accounting Standards Codification and the underlying basis for your accounting for this transaction. We note that a pooling of interests is not an acceptable accounting alternative pursuant to Topic 805 of FASB Accounting Standard Codification. Cite the accounting literature relied upon and how you applied it to your situation.

Management's Discussion and Analysis of Certain Relevant Factors, page 68

-48. Describe any trends in the Company's historical operating results..., page 68

33.   We note your response to prior comments 46-48. However, we do not see were you have addressed our response. As such, we re-issue these comments within their entirety.
-49. If the Company sells a product or products and has had significant sales…page 68

34.   Please revise this disclosure to remove the reference to "Pro-Forma sales breakdown."

Exhibit 10

35.   We note the references in the first paragraph of the exhibit you filed to the "Registration Statement." Please obtain and file a revised opinion that instead refers to the Offering Statement.

36.   We note the reference in the third sentence of the exhibit to the requirements of Item 2(11) of Part III of Regulation A.

37.   Please revise the final sentence of the second paragraph after the words "due execution" or revise to remove the company from this part of the assumption.

38.   With a view towards disclosure and more specificity of the assumptions, please tell us which actions have not been taken that require the assumptions in the first sentence of the third paragraph of the exhibit.

39.   Please tell us why the assumption in the last sentence of the third paragraph of the exhibit is necessary and appropriate.

40.   We note the references in the last paragraph of the exhibit to exhibits 5.1 and 23.1. Please obtain and file a revised opinion that instead refers to exhibits 10 and 11.

Signatures

41.   Your offering statement is not properly signed. Please see Instruction 1 to Signatures of Form 1-A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Tom Jones for

Amanda Ravitz
Assistant Director

cc (via e-mail): Morgan Scudi, Esq.